VIA FACSIMILE AND U.S. MAIL

                                                    	September
28,
2005

Steven Rosenberg
Chief Financial Officer
Berkshire Bancorp, Inc.
160 Broadway
New York, New York 10038

	RE:	Form 10-K for Fiscal Year Ended December 31, 2004
      Form 10-Q for Fiscal Quarter Ended June 30, 2005
      File No. 0-13649

Dear Mr. Rosenberg:

      We have reviewed your letter dated September 16, 2005 and have the following comment. Where indicated, we think you should revise your disclosures in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects.
We
welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the phone numbers listed below.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Report of Independent Registered Public Accounting Firm, page 40

1. We have read your response to comment one from our letter dated August 25, 2005. We note the inclusion of the fourth paragraph in Grant Thornton`s audit report is due to the requirement for your bank subsidiary to obtain an audit of its or its subsidiary`s internal control over financial reporting in order to comply with FDICIA requirements, and is not referring to the fact that you have obtained an audit of your internal control over financial reporting in accordance with Item 308(a) and (b) of Regulation S-K, as this is not required by you yet. In light of the recent adoption of the 404-related rules, the lack of clear disclosure in the filing to indicate the extent of management`s assessment and related audit of internal control over financial reporting may be confusing for investors. To the extent that similar wording will be included in any future audit reports included in a filing made with the Commission, please include clarifying disclosure, preferably in Item 9A, to make this fact more clear to investors. For example, please include disclosure summarizing the nature of the work performed by management, the significance of the entity relative to the registrant as a whole (in terms of key subtotals such as total net assets, net interest income, and net income), the work performed by Grant Thornton, why the work was performed and the audit or attest standards used by the auditor to perform the audit, and a clear statement that you are not yet required to or have not yet performed an assessment of the effectiveness of internal control over financial reporting, or engaged the auditor to perform an audit of the effectiveness of internal control over financial reporting.

*    *    *    *

      Please respond to this comment within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file.
Please understand that we may have additional comments after reviewing your responses to our comment.

      If you have any questions regarding this comment, please direct them to Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, to the undersigned at (202) 551-3769.

								Sincerely,



								Rufus Decker
								Accounting Branch Chief

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Mr. Steven Rosenberg
September 28, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE